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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

        REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

PEACE ARCH ENTERTAINMENT GROUP INC. (Translation of Registrant's name into English)

#500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒        Form 40-F        ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐        No        ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

[PEACE ARCH LOGO]

May 28, 2002

FOR IMMEDIATE RELEASE

NETWORKS ORDER A THIRD SEASON OF
THE EYES MULTIMEDIA PRODUCTIONS' MIRACLE PETS

THE EYES MULTIMEDIA PRODUCTIONS' DOCUMENTARY HEROINES
WINS BEST OF THE FESTIVAL IN CANADA

VANCOUVER, BC—The Eyes Multimedia Productions, a subsidiary of Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), is pleased to announce that its prime time documentary series Miracle Pets has been renewed for a third season by both PAX TV in the U.S. and Life Network in Canada (where the series is known as Animal Miracles with Alan Thicke). Narrated by multiple Emmy Award winner Alan Thicke, the series airs on PAX TV, Mondays at 8pm ET/PT and on Life Network Wednesdays at 9pm ET/6pm PT.

Miracle Pets chronicles the close and sometimes uncanny relationships between humans and animals. Through thoughtful interviews with those who personally experienced each event and illustrated with carefully planned, dramatic re-creations, every episode brings five of these amazing, true stories to life.

The Eyes Multimedia will produce 13 new one-hour episodes for the upcoming Fall television season and filming will begin in July. Peace Arch continues to hold the worldwide distribution rights to the series.

"We are always hearing of new stories about someone's pet, or their remarkable encounter with an animal in the wild," commented Blair Reekie, Executive Producer of Miracles Pets and President of The Eyes Multimedia Productions. "These stories reach across international borders and they don't go out of style—making the series a valuable addition to our program library."

Paxson Communications Corporation owns and operates the nation's largest broadcast television station group and PAX TV, the newest broadcast television network which launched in August of 1998. PAX TV reaches 86% of U.S. television households via nationwide broadcast television, cable and satellite distribution systems. Paxson owns and operates 65 stations (including three stations operated under time brokerage agreements). For more information, visit PAX TV's website at www.pax.tv.

The Eyes Multimedia Productions is also very pleased to report that its documentary HEROINES received top honours at this year's Golden Sheaf Awards during the 55th Annual Yorkton Short Film & Video Festival this past weekend. The hard-hitting and artistically moving documentary about six women living in Vancouver's downtown eastside, picked up Best of the Festival, Best Documentary General Subject, Best Videography, Best Original Music as well as the National Film Board's Kathleen Shannon Humanitarian Award. In addition to the awards HEROINES received, the documentary was alsonominated for Best Editing, Best Script, and Best Director. Stan Feingold, Director/Producer of HEROINES and Creative Director of The Eyes, attended the Festival and accepted the awards on behalf of the production team. The Yorkton Short Film & Video Festival is the longest running festival of its kind in Canada and attracts outstanding entries and personalities from across the country.

These are not the first awards for the documentary. At the Leo Awards, held in Vancouver earlier this month, HEROINES won Best Documentary—Arts/Performing Arts and Best Musical Score as well as earning additional nominations for Best Director and Best Editing. Internationally, the documentary was chosen to open the film documentary program at the 44th International Leipzig Festival for Documentary & Animated Film in Leipzig, Germany this past October.

Peace Arch Entertainment Group Inc., a leading production company in Canada, creates, develops, produces and distributes proprietary television programming for worldwide markets and is headquartered in Vancouver, British Columbia. Additional information on its award-winning television series, feature films and documentaries can be found on the Company's website at www.peacearch.com.

PAX TV airs new episodes of Miracle Pets: Mondays at 8pm, repeating Thursdays at 1pm and Sundays at 5pm ET/PT.

Life Network airs new episodes of Animal Miracles with Alan Thicke: Wednesays at 9pm, repeating Fridays at 10am & 6pm, and Saturdays at 10am and 3pm ET.

For media inquires, please contact:	For investor inquiries, please contact:
Carole Appleby, Media Relations Peace Arch Entertainment Group Inc. Tel: (604) 681-9308 Email: cappleby@peacearch.com	RJ Falkner & Company, Inc. Investor Relations Counsel Tel: (800) 377-9893 Email: info@rjfalkner.com

THE EYES MULTIMEDIA PRODUCTIONS INC.
A Subsidiary of Peace Arch Entertainment Group Inc.
Suite 500 - 56 East 2nd Avenue, Vancouver, BC Canada V5T 1B1
Tel: 604 681-9308    Fax: 604 681-3299    www.peacearch.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc. (Registrant)

Date May 22, 2002	By	/s/ JULIET JONES (Signature)* Juliet Jones, President and CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.    Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.    Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was—ade public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.    Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.    Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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FORM 6-K
SIGNATURES
GENERAL INSTRUCTIONS